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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)
                             (Final Amendment)


                       BARRETT RESOURCES CORPORATION
        ------------------------------------------------------------
                              (Name of Issuer)

                      Common Stock, Par Value $.01 Per
                 Share (including the associated preferred
                           stock purchase rights)
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 068480201
        ------------------------------------------------------------
                               (CUSIP Number)

                         William G. von Glahn, Esq.
                 Senior Vice President and General Counsel
                        The Williams Companies, Inc.
                            One Williams Center
                           Tulsa, Oklahoma 74172
                         Telephone: (918) 573-2000

                              With a copy to:

                           Morris J. Kramer, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               August 2, 2001
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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                                SCHEDULE 13D


     CUSIP No. 068480201
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The Williams Companies, Inc.
          IRS Id. No: 73-0569878
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
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     3.   SEC USE ONLY

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     4.   SOURCE OF FUNDS*
          BK
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     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                                   7.   SOLE VOTING POWER
           NUMBER OF                         0
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                          33,479,127(1)
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                           0
             WITH                 --------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                             33,479,127(1)
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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      33,479,127(1)
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     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   100%(2)
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     14.  TYPE OF REPORTING PERSON
          CO

--------

(1) As described herein, in the merger of Barrett Resources Corporation with and into Resources Acquisition Corp., with Resources Acquisition Corp. surviving, each issued and outstanding share of Barrett Resources Corporation was cancelled.

2    Based on the 33,479,127 shares issued and outstanding on August 2, 2001.



SCHEDULE 13D

     CUSIP No.  068480201
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resources Acquisition Corp.
          IRS Id. No:  73-1613076
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
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     3.   SEC USE ONLY

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     4.   SOURCE OF FUNDS*
          AF
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     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                                 7.   SOLE VOTING POWER
           NUMBER OF                       0
            SHARES               ---------------------------------------
         BENEFICIALLY            8.   SHARED VOTING POWER
           OWNED BY                        33,479,127(1)
             EACH                ---------------------------------------
           REPORTING             9.   SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH                ---------------------------------------
                                 10.  SHARED DISPOSITIVE POWER
                                           33,479,127(1)
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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         33,479,127(1)
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     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   100%(2)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO


--------

1 As described herein, in the merger of Barrett Resources Corporation with and into Resources Acquisition Corp., with Resources Acquisition Corp. surviving, each issued and outstanding share of Barrett Resources Corporation was cancelled.

2    Based on the 33,479,127 shares issued and outstanding on August 2, 2001.



         The Williams Companies, Inc., a Delaware corporation ("Williams"), and Resources Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Williams ("Purchaser" and together with Williams, the "Reporting Persons"), hereby file this Amendment No. 2 (this "Amendment No. 2") to amend and supplement the Statement on Schedule 13D originally filed on June 15, 2001 by the Reporting Persons (the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $.01 per Share (including the associated preferred stock purchase rights), of Barrett Resources Corporation, a Delaware corporation ("Barrett Resources"). The
Schedule 13D was originally filed as the Final Amendment to the Schedule TO of the Reporting Persons with respect to the Shares acquired by Purchaser in a tender offer completed on June 11, 2001. Capitalized terms used but not described herein shall have the meanings ascribed thereto in the
Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2, which constitutes the Final Amendment to the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         The response to Item 4 and Items 5(a) and 5(b) of the Schedule 13D is hereby amended and supplemented to add the following:

         On August 2, 2001, pursuant to the Agreement and Plan of Merger, dated as of May 7, 2001, by and among Williams, Purchaser and Barrett Resources, Barrett Resources merged with and into Purchaser with Purchaser as the surviving corporation continuing as a wholly owned subsidiary of Williams. As of the effective time of the merger (the "Effective Time"), all issued and outstanding Shares (other than Shares owned by Williams and Purchaser) were converted into the right to receive 1.767 shares of Williams common stock (together with the associated preferred stock purchase rights). The Reporting Persons, the holders of 16,730,502 issued and outstanding Shares prior to the Effective Time, thus became the owners of 100% of the issued and outstanding Shares. As a result of the merger, the Shares have become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and will be delisted from the New York Stock Exchange. The joint press release issued by Williams and Barrett Resources on August 2, 2001 announcing the completion of the merger is filed as Exhibit 99.2 to this Amendment No.2 and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following document as an exhibit:


Exhibit 99.2 Joint Press Release issued by Williams and Barrett Resources on August 2, 2001.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RESOURCES ACQUISITION CORP.


                                          By:  /s/ Ralph A. Hill
                                              ------------------------------
                                          Name:  Ralph A. Hill
                                          Title: Senior Vice President


                                          THE WILLIAMS COMPANIES, INC.


                                          By: /s/ Keith E. Bailey
                                              -----------------------------
                                          Name:  Keith E. Bailey
                                          Title: Chairman, President and
                                                 Chief Executive Officer


Dated: August 2, 2001



                             INDEX TO EXHIBITS

Exhibit
No.                        Description
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Exhibit 99.2               Joint Press Release issued by Williams and
                           Barrett Resources on August 2, 2001.